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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

[_]
(Check One): __Form 10-K   ___Form 20-F   ___Form 11-K     X  Form 10-Q
                                                         -----
___Form N-SAR

For Period Ended: December 29, 2001

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:___________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION


Unified Western Grocers, Inc.
-------------------------------------------------------  Full Name of Registrant

______________________________________________________ Former Name if Applicable

5200 Sheila Street     Address of Principal Executive Office (Street and Number)
----------------------

Commerce, CA 90040                                      City, State and Zip Code
-------------------------------------------------------

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



  X  (a) The reasons described in reasonable detail in Part III of this form
 ___
could not be eliminated without unreasonable effort or expense;

  X  (b) The subject annual report, semi-annual report, transition report on
 ___
Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 ___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

In December 2001, the Company's retail segment converted to a new financial reporting system. As part of the conversion process, the previous two month's historical financial data was converted to the current system. As a result of some difficulty associated with this process, additional time is requested to validate the converted financial data and consolidate its results with the rest of the Company.


PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification


James M Katayama                             323-264-5200 Ext. 4313
-------------------------                    ----------------------
     (Name)                                    (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                (X)  Yes
                ---

                (_)   No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               (_)  Yes

               (X)   No
               ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Unified Western Grocers, Inc.
                         -----------------------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date February 11, 2002:

By: /s/_____________________________________
  Bill Cote, Vice President Corporate Controller
         (Authorized Representative)